May 27, 1998

TO ALL UNIT HOLDERS OF UNITS IN WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.

Dear Unit Holder:

         As you are by now aware, Everest Tax Credit Investors, LLC, a California limited liability company ("Everest") has made an offer (the "Everest Offer") to purchase units of limited partnership interest ("Units") in WNC California Housing Tax Credits II, L.P. (the "Partnership") from the holders thereof ("Unit Holders").

         WNC Tax Credit Partners, L.P. (the "General Partner") recommends that Unit Holders REJECT the Everest Offer for the following reasons:

         The Everest Offer is for $310 per Unit, less transfer costs. To the best of the General Partner's knowledge and belief, the last known price paid for the Units on the secondary market was $450, which is more than the proposed Everest Offer. Because secondary market selling prices do not take into account commissions charged, the net proceeds to a Unit Holder in a secondary market sale would be reduced by approximately 5% to 8%. In addition, the current value of a Unit may have been reduced from the last selling date because there are fewer Tax Credits due to the passage of time.

         The Everest Offer contains estimates of potential tax benefits other than the Tax Credits. Unit Holders are cautioned that their ability to obtain these non-Tax Credit tax benefits (i.e., tax losses which are not a dollar-for-dollar reduction in your tax liability) must be determined on a case-by-case basis for each taxpayer. These tax losses will not be available to the extent a Unit Holder has already claimed them. These tax losses also will not be available if a Unit Holder is unable to sell all his Units to Everest as a result of proration. For these and other tax reasons, Unit Holders should consult with their respective tax advisers about the consequences of the Everest Offer. Unit Holders should note that a substantial portion of the "total benefits" described in Everest's cover letter have already been received by the Unit Holders.

         Everest is offering to purchase Units for its own investment purposes and, accordingly, has established a price that will permit it to make a profit.

         Unit Holders will no longer receive the Tax Credits and/or tax losses from the Units should they tender pursuant to the Everest Offer. The remaining amount of Tax Credits to be received by Unit Holders is $567 on an average per Unit basis.


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         Unit  Holders who sell their Units  pursuant to the Everest  Offer will lose the right to receive any future distributions from the Partnership from any refinancing or sale of the Partnership's properties. Although
         the  General   Partner   cannot   predict  the  future   value  of  the
         Partnership's assets on a per Unit basis or otherwise, the net amount of the Everest Offer could differ significantly from the amount that may be realized from the sale or refinancing of the Partnership's assets. There can be no assurance as to the timing, amount or occurrence of any future distributions.

         Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Everest Offer. Unit Holders are advised to carefully read the Schedule 14D-9.

         Unit Holders should consult with their respective advisers about the financial, tax, legal and other consequences of the Everest Offer.

         Please do not hesitate to call the Partnership at 800-451-7070 for assistance in any Partnership matter.

                                    WNC CALIFORNIA HOUSING TAX CREDITS II, L.P.

                                    By:     WNC Tax Credit Partners, L.P.,
                                            its General Partner


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